Exhibit 99.1

HUYA Inc. Reports Second Quarter 2021 Unaudited Financial Results

GUANGZHOU, China, Aug. 17, 2021 /PRNewswire/ — HUYA Inc. (“Huya” or the “Company”) (NYSE: HUYA), a leading game live streaming platform in China, today announced its unaudited financial results for the second quarter ended June 30, 2021.

Second Quarter 2021 Highlights

•	Total net revenues for the second quarter of 2021 increased by 9.8% to RMB2,962.4 million (US$458.8 million), from RMB2,697.2 million for the same period of 2020.

•	Net income attributable to HUYA Inc. was RMB186.3 million (US$28.8 million) for the second quarter of 2021, compared with RMB206.8 million for the same period of 2020.

•	Non-GAAP net income attributable to HUYA Inc.[1] was RMB250.1 million (US$38.7 million) for the second quarter of 2021, compared with RMB331.0 million for the same period of 2020.

•	Average mobile MAUs[2] of Huya Live in the second quarter of 2021 increased by 2.6% to 77.6 million, from 75.6 million in the same period of 2020.

•	Total number of paying users[3] of Huya Live in the second quarter of 2021 reached 5.6 million, compared with 6.2 million in the same period of 2020.

“In the second quarter, we amplified our efforts in enriching our content offerings and attracting users, which drove steady growth of mobile users. Average mobile MAUs of Huya Live reached 77.6 million in the second quarter of 2021,” said Mr. Rongjie Dong, Chief Executive Officer of Huya. “Going forward, it is crucial for us to continue to expand our content ecosystem and optimize user experience in order to solidify our foundation for future growth opportunities.”

Ms. Catherine Liu, Chief Financial Officer of Huya, commented, “Our strong execution capabilities sustained our top-line growth in the quarter, resulting in a 9.8% year-over-year increase in total net revenues to RMB2,962.4 million. We will remain firmly committed to our corporate strategy of investing in quality content, growing user base and improving monetization to maintain and strengthen our leading position in the game live streaming industry.”

Second Quarter 2021 Financial Results

Total net revenues for the second quarter of 2021 increased by 9.8% to RMB2,962.4 million (US$458.8 million), from RMB2,697.2 million for the same period of 2020.

Live streaming revenues increased by 0.6% to RMB2,579.2 million (US$399.5 million) for the second quarter of 2021, from RMB2,565.1 million for the same period of 2020, primarily due to the increase in the overseas live streaming revenues.

[1]

“Non-GAAP net income attributable to HUYA Inc.” is defined as net income attributable to HUYA Inc. before share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes. For more information, please refer to “Use of Non-GAAP Financial Measures” and “Reconciliations of GAAP and Non-GAAP Results” at the end of this press release.

[2]

Refers to average monthly active users on mobile apps. Average mobile MAUs for any period is calculated by dividing (i) the sum of active users on the mobile apps for each month during such relevant period, by (ii) the number of months during such relevant period.

[3]	Refers to the sum of user accounts that purchased various products and services on our platform at least once during such relevant period.

Advertising and other revenues increased by 189.9% to RMB383.2 million (US$59.4 million) for the second quarter of 2021, from RMB132.2 million for the same period of 2020, primarily driven by the revenues from licensing of content.

Cost of revenues increased by 12.2% to RMB2,381.1 million (US$368.8 million) for the second quarter of 2021 from RMB2,122.2 million for the same period of 2020, primarily attributable to the increase in revenue sharing fees and content costs.

Revenue sharing fees and content costs increased by 21.2% to RMB2,039.2 million (US$315.8 million) for the second quarter of 2021 from RMB1,682.9 million for the same period of 2020, primarily due to the increase in revenue sharing fees, and the increase in spending in e-sports content and on content creators.

Bandwidth costs decreased by 35.3% to RMB171.4 million (US$26.5 million) for the second quarter of 2021 from RMB264.8 million for the same period of 2020, primarily due to improved bandwidth cost management and continued technology enhancement efforts.

Gross profit increased by 1.1% to RMB581.3 million (US$90.0 million) for the second quarter of 2021 from RMB575.0 million for the same period of 2020. Gross margin was 19.6% for the second quarter of 2021, compared with 21.3% for the same period of 2020.

Research and development expenses increased by 15.6% to RMB207.9 million (US$32.2 million) for the second quarter of 2021 from RMB179.9 million for the same period of 2020, primarily attributable to increased personnel-related expenses.

Sales and marketing expenses increased by 45.9% to RMB167.0 million (US$25.9 million) for the second quarter of 2021 from RMB114.5 million for the same period of 2020, primarily attributable to increased marketing expenses to promote the Company’s content, products, services and brand name.

General and administrative expenses decreased by 48.5% to RMB72.1 million (US$11.2 million) for the second quarter of 2021 from RMB140.0 million for the same period of 2020, primarily due to lower share-based compensation expenses.

Operating income increased by 0.3% to RMB181.9 million (US$28.2 million) for the second quarter of 2021 from RMB181.4 million for the same period of 2020. Operating margin was 6.1% for the second quarter of 2021, compared with 6.7% for the same period of 2020.

Interest and short-term investments income was RMB57.7 million (US$8.9 million) for the second quarter of 2021, compared with RMB77.7 million for the same period of 2020, primarily attributable to decreased interest rates.

Income tax expenses increased by 13.7% to RMB58.3 million (US$9.0 million) for the second quarter of 2021 from RMB51.3 million for the same period of 2020.

Net income attributable to HUYA Inc. for the second quarter of 2021 was RMB186.3 million (US$28.8 million), compared with RMB206.8 million for the same period of 2020.

Non-GAAP net income attributable to HUYA Inc. for the second quarter of 2021, which excludes share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes, was RMB250.1 million (US$38.7 million), compared with RMB331.0 million for the same period of 2020.

Diluted net income per American depositary share (“ADS”) was RMB0.77 (US$0.12) for the second quarter of 2021, compared with RMB0.87 for the same period of 2020. Each ADS represents one Class A ordinary share of the Company.

Non-GAAP diluted net income per ADS was RMB1.04 (US$0.16) for the second quarter of 2021, compared with RMB1.40 for the same period of 2020.

Balance Sheets and Cash Flow

As of June 30, 2021, the Company had cash and cash equivalents, short-term deposits and short-term investments of RMB10,738.2 million (US$1,663.1 million), compared with RMB10,651.1 million as of March 31, 2021. The increase was primarily due to net cash provided by operating activities of RMB173.6 million (US$26.9 million) for the second quarter of 2021.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time on August 17, 2021 (7:00 p.m. Beijing/Hong Kong time on August 17, 2021).

For participants who wish to join the call, please complete online registration using the link provided below at least 20 minutes prior to the scheduled call start time. Upon registration, participants will receive the conference call access information, including dial-in numbers, Direct Event passcode, a unique registrant ID and an e-mail with detailed instructions to join the conference call.

Participant Online Registration: https://apac.directeventreg.com/registration/event/4068808

After registration is complete, please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event passcode and registrant ID as instructed to connect to the call.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.huya.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until August 23, 2021, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong, China:	+852-3051-2780
Replay Access Code:	4068808

About HUYA Inc.

HUYA Inc. is a leading game live streaming platform in China with a large and active game live streaming community. The Company cooperates with e-sports event organizers, as well as major game developers and publishers, and has developed e-sports live streaming as one of the most popular content genres on its platform. The Company has created an engaged, interactive and immersive community for game enthusiasts of China’s young generation. Building on its success in game live streaming, Huya has also extended its content to other entertainment content genres. Huya’s open platform also functions as a marketplace for broadcasters and talent agencies to congregate and closely collaborate with the Company.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of changes in shareholders’ equity, consolidated statements of cash flows, and the detailed notes have not been presented. Huya uses non-GAAP gross profit, non-GAAP operating income, non-GAAP net income attributable to HUYA Inc., non-GAAP net income attributable to ordinary shareholders, and non-GAAP basic and diluted net income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses allocated in cost of revenues. Non-GAAP operating income is operating income excluding share-based compensation expenses. Non-GAAP net income attributable to HUYA Inc. is net income attributable to HUYA Inc. excluding share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes. Non-GAAP net income attributable to ordinary shareholders is net income attributable to ordinary shareholders excluding share-based compensation expenses, gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes. Non-GAAP basic and diluted net income per ADS is non-GAAP net income attributable to ordinary shareholders divided by weighted average number of ordinary shares used in the calculation of non-GAAP basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the impact of (i) share-based compensation expenses, and (ii) gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the effect of (i) share-based compensation expenses, which have been and will continue to be significant recurring expenses in its business, and (ii) gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes, which both may recur when there is observable price change in the future. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “HUYA Inc. Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.4566 to US$1.00, the rate in effect as of June 30, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Huya’s strategic and operational plans, contain forward-looking statements. Huya may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Huya’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Huya’s goals and strategies; Huya’s future business development, results of operations and financial condition; the expected growth of the game live streaming market; the expectation regarding the rate at which to gain active users, especially paying users; Huya’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to Huya’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to Huya; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Huya’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Huya does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

HUYA Inc.

Investor Relations

Tel: +86-20-2290-7829

E-mail: ir@huya.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

E-mail: huya@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: huya@tpg-ir.com

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents	3,293,573	3,262,190	505,249
Restricted cash and short-term deposits	164,889	110,341	17,090
Short-term deposits	5,974,790	6,371,240	986,779
Short-term investments	1,206,539	1,104,743	171,103
Accounts receivable, net	71,237	91,819	14,220
Amounts due from related parties, net	64,802	193,915	30,034
Prepayments and other current assets, net	495,108	639,344	99,022

Total current assets	11,270,938	11,773,592	1,823,497

Non-current assets
Deferred tax assets	48,313	57,425	8,894
Investments	467,206	504,944	78,206
Property and equipment, net	94,555	86,905	13,460
Intangible assets, net	62,796	94,915	14,700
Right-of-use assets, net	87,418	95,145	14,736
Prepayments and other non-current assets	379,461	393,789	60,990

Total non-current assets	1,139,749	1,233,123	190,986

Total assets	12,410,687	13,006,715	2,014,483

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	10,083	56,130	8,693
Advances from customers and deferred revenue	485,878	375,636	58,179
Income taxes payable	56,861	18,619	2,884
Accrued liabilities and other current liabilities	1,707,289	1,775,771	275,030
Amounts due to related parties	95,457	266,219	41,232
Lease liabilities due within one year	29,227	36,421	5,641

Total current liabilities	2,384,795	2,528,796	391,659

Non-current liabilities
Lease liabilities	57,620	59,460	9,209
Deferred tax liabilities	13,350	11,900	1,843
Deferred revenue	178,144	170,845	26,461

Total non-current liabilities	249,114	242,205	37,513

Total liabilities	2,633,909	2,771,001	429,172

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	As of December 31,	As of June 30,
	2020	2021	2021
	RMB	RMB	US$
Shareholders’ equity
Class A ordinary shares (US$0.0001 par value; 750,000,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively; 83,490,841 and 84,742,413 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	55	56	9
Class B ordinary shares (US$0.0001 par value; 200,000,000 shares authorized as of December 31, 2020 and June 30, 2021, respectively; 152,357,321 and 152,357,321 shares issued and outstanding as of December 31, 2020 and June 30, 2021, respectively)	100	100	15
Additional paid-in capital	11,465,575	11,617,578	1,799,334
Statutory reserves	122,429	122,429	18,962
Accumulated deficit	(1,883,643)	(1,511,854)	(234,156)
Accumulated other comprehensive income	72,262	7,405	1,147

Total shareholders’ equity	9,776,778	10,235,714	1,585,311

Total liabilities and shareholders’ equity	12,410,687	13,006,715	2,014,483

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Live streaming	2,565,057	2,392,275	2,579,178	399,464	4,839,547	4,971,453	769,980
Advertising and others	132,187	212,509	383,197	59,350	269,645	595,706	92,263

Total net revenues	2,697,244	2,604,784	2,962,375	458,814	5,109,192	5,567,159	862,243

Cost of revenues(1)	(2,122,219)	(2,090,896)	(2,381,056)	(368,779)	(4,059,364)	(4,471,952)	(692,617)

Gross profit	575,025	513,888	581,319	90,035	1,049,828	1,095,207	169,626

Operating expenses(1)
Research and development expenses	(179,856)	(199,071)	(207,899)	(32,199)	(335,914)	(406,970)	(63,032)
Sales and marketing expenses	(114,520)	(144,585)	(167,045)	(25,872)	(221,056)	(311,630)	(48,265)
General and administrative expenses	(140,006)	(84,091)	(72,130)	(11,172)	(230,212)	(156,221)	(24,196)

Total operating expenses	(434,382)	(427,747)	(447,074)	(69,243)	(787,182)	(874,821)	(135,493)

Other income, net	40,710	75,968	47,643	7,379	52,037	123,611	19,145

Operating income	181,353	162,109	181,888	28,171	314,683	343,997	53,278

Interest and short-term investments income	77,714	65,130	57,729	8,941	163,454	122,859	19,028
Gain on fair value change of investments	—	—	3,593	556	2,160	3,593	556
Other non-operating expenses	—	—	—	—	(10,010)	—	—
Foreign currency exchange (losses) gains, net	(975)	(2,260)	722	112	(2,400)	(1,538)	(238)

Income before income tax expenses	258,092	224,979	243,932	37,780	467,887	468,911	72,624

Income tax expenses	(51,286)	(39,410)	(58,291)	(9,028)	(88,842)	(97,701)	(15,132)

Income before share of (loss) income in equity method investments, net of income taxes	206,806	185,569	185,641	28,752	379,045	371,210	57,492

Share of (loss) income in equity method investments, net of income taxes	(48)	(31)	610	94	(1,061)	579	90

Net income attributable to HUYA Inc.	206,758	185,538	186,251	28,846	377,984	371,789	57,582

Net income attributable to ordinary shareholders	206,758	185,538	186,251	28,846	377,984	371,789	57,582

HUYA INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income per ADS*
–Basic	0.93	0.78	0.78	0.12	1.71	1.57	0.24
–Diluted	0.87	0.77	0.77	0.12	1.60	1.54	0.24
Net income per ordinary share
–Basic	0.93	0.78	0.78	0.12	1.71	1.57	0.24
–Diluted	0.87	0.77	0.77	0.12	1.60	1.54	0.24
Weighted average number of ADS used in calculating net income per ADS
–Basic	221,599,311	236,602,426	238,105,367	238,105,367	220,766,682	237,358,048	237,358,048
–Diluted	236,295,396	241,872,722	241,536,071	241,536,071	236,183,381	241,727,114	241,727,114

*	Each ADS represents one Class A ordinary share.

(1)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	15,707	16,621	12,969	2,009	30,587	29,590	4,583
Research and development expenses	35,195	36,741	32,226	4,991	71,518	68,967	10,682
Sales and marketing expenses	2,540	1,891	1,670	259	5,118	3,561	552
General and administrative expenses	70,784	25,124	20,636	3,196	110,834	45,760	7,087

HUYA INC.

RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2020	March 31, 2021	June 30, 2021	June 30, 2021	June 30, 2020	June 30, 2021	June 30, 2021
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	575,025	513,888	581,319	90,035	1,049,828	1,095,207	169,626
Share-based compensation expenses allocated in cost of revenues	15,707	16,621	12,969	2,009	30,587	29,590	4,583

Non-GAAP gross profit	590,732	530,509	594,288	92,044	1,080,415	1,124,797	174,209

Operating income	181,353	162,109	181,888	28,171	314,683	343,997	53,278
Share-based compensation expenses	124,226	80,377	67,501	10,455	218,057	147,878	22,904

Non-GAAP operating income	305,579	242,486	249,389	38,626	532,740	491,875	76,182

Net income attributable to HUYA Inc.	206,758	185,538	186,251	28,846	377,984	371,789	57,582
Gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes	—	—	(3,619)	(561)	(1,620)	(3,619)	(561)
Share-based compensation expenses	124,226	80,377	67,501	10,455	218,057	147,878	22,904

Non-GAAP net income attributable to HUYA Inc.	330,984	265,915	250,133	38,740	594,421	516,048	79,925

Net income attributable to ordinary shareholders	206,758	185,538	186,251	28,846	377,984	371,789	57,582
Gain on fair value change of investments and equity investee’s investments, and equity investee’s partial disposal of its investment, net of income taxes	—	—	(3,619)	(561)	(1,620)	(3,619)	(561)
Share-based compensation expenses	124,226	80,377	67,501	10,455	218,057	147,878	22,904

Non-GAAP net income attributable to ordinary shareholders	330,984	265,915	250,133	38,740	594,421	516,048	79,925

Non-GAAP net income per ordinary share
–Basic	1.49	1.12	1.05	0.16	2.69	2.17	0.34
–Diluted	1.40	1.10	1.04	0.16	2.52	2.13	0.33
Non-GAAP net income per ADS
–Basic	1.49	1.12	1.05	0.16	2.69	2.17	0.34
–Diluted	1.40	1.10	1.04	0.16	2.52	2.13	0.33
Weighted average number of ADS used in calculating Non-GAAP net income per ADS
–Basic	221,599,311	236,602,426	238,105,367	238,105,367	220,766,682	237,358,048	237,358,048
–Diluted	236,295,396	241,872,722	241,536,071	241,536,071	236,183,381	241,727,114	241,727,114